Holdings & Sectors

Holdings

Top 15 Holdings as of June 30, 2017	
MasterCard, Inc.	6.05%
Apple Inc.	5.22%
Citigroup, Inc.	4.54%
BNP Paribas SA	4.12%
Bank of America Corp.	3.30%
Diageo PLC	3.26%
Baidu, Inc.	3.24%
American International Group, Inc.	3.12%
Alphabet, Inc. Class A	2.95%
Alphabet, Inc. Class C	2.89%
LVMH Moet Hennessy Louis Vuitton	2.73%
Unilever PLC ADR	2.45%
Nestle SA ADR	2.37%
Novo-Nordisk AS ADR	2.33%
United Technologies	2.21%

Sectors

Ticker Symbol: MUNDX

DATE: 7/6/2017
NAV: 15.98
DAY CHANGE: -0.09

2016 Dividend & Capital Gains as of 12/23/2016

Dividend: $0.07361
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.00

General Information
Holdings & Sectors
Performance & NAV
Factsheet
Financial Reports
Proxy Voting
Forms & Applications

LATEST NEWS

Mundoval Factsheet 2Q17


Information Technology
20.35%
Financials
19.18%
Consumer Discretionary
12.33%
Consumer Staples
12.25%
Healthcare
10.41%
Energy
6.63%
Telecommunications
2.69%
Industrials
2.21%
Utilities
1.87%
Materials
0.00%
Cash
12.08%

Fund Sectors as of June 30, 2017	
Information Technology	20.35%
Financials	19.18%
Consumer Discretionary	12.33%
Consumer Staples	12.25%
Healthcare	10.41%
Energy	6.63%
Telecommunications	2.69%
Industrials	2.21%
Utilities	1.87%
Materials	0.00%
Cash	12.08%

Geographic Diversification


PROSPECTUS

As of June 30, 2017


12.08%
42.62%
45.30%
Domestic
International
Net Cash [1]

**Net Cash represents cash equivalents and other assets less liabilities.*

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037
PH: 858-454-4837



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MUNDOVAL FUND
GLOBAL VALUE INVESTING

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Global Value Equity

Performance & NAV

Average Annual Total Returns[2]

As of June 30, 2017



Mundoval Fund
MSCI World Index
1.14%
4.03%
21.23%
18.20%
1.71%
5.23%
9.73%
11.38%
3.48%
3.96%
6.31%
7.02%
QTD
Non-annualized
1 Year
3 Year
5 Year
10 Year
*Since
Inception

Hypothetical Growth of $10,000 since inception[2]



$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000
$21,906
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017

Ticker Symbol: MUNDX

DATE: 7/6/2017
NAV: 15.98
DAY CHANGE: -0.09

2016 Dividend & Capital Gains as of 12/23/2016

Dividend: $0.07361
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.00

- General Information
- Holdings & Sectors
- Performance & NAV
- Factsheet
- Financial Reports
- Proxy Voting
- Forms & Applications

LATEST NEWS

Mundoval Factsheet 2Q17

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A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $21,905.91 on 6/30/17. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.

[2]Risks & Important Considerations

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month -end by calling the transfer agent at 1-877-59- FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59- FUNDS. The prospectus should be read carefully.

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PROSPECTUS

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MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA
92037
PH: 858-454-4837

